Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2001	2000	1999	1998	1997

Net Income Before Preferred
Stock Dividends	$ 14,580	$ 6,184	$ 12,492	$ 12,986	$ 14,814

Add - Income Taxes	9,013	3,657	7,396	8,124	9,229
Fixed Charges (see below)	5,434	5,114	5,277	5,190	5,068

Earnings	$ 29,027	$ 14,955	$ 25,165	$ 26,300	$ 29,111

Fixed Charges:
Interest on Long-Term Debt	$ 4,516	$ 4,537	$ 4,682	$ 4,625	$ 4,627
Other Interest	918	577	595	565	441

Total Fixed Charges	$ 5,434	$ 5,114	$ 5,277	$ 5,190	$ 5,068

Ratio of Earnings to Fixed Charges	5.34	2.92	4.77	5.07	5.74